

June 19, 2012

Via E-mail
Mr. M. Michael Owens
Chief Financial Officer
United States Lime & Minerals, Inc
5429 LBJ Freeway, Suite 230
Dallas, TX 75240

> **Re:** **United States Lime & Minerals, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 1, 2012**
> **File No. 000-04197**

Dear Mr. Owens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

Lime and Limestone Operations, page 1

1. In future filings, please disclose your annual production for each mine pursuant to paragraph (c) of the Instructions to Item 102 of Regulation S-K. Please provide a draft of your proposed future disclose in your response.

2. We note that you disclose mineral reserves in terms of in-place proven or probable recoverable reserves. Please clarify if your mineral reserves are reported net of mining losses, mining dilution, and plant recovery. If necessary, please modify your future filings accordingly to discuss reduction factors associated with mining and processing.

3. We note that you disclose the plant capacity for each of your processing facilities. In future filings, please disclose your plant utilization for each processing facility and the actual annual production for each finished product pursuant to paragraph (a) of the Instructions to Item 102 of Regulation S-K. Please provide a draft of your proposed future disclose in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 25

4. Please confirm in future Exchange Act filings you will revise to quantify income statement variances between periods (revenues, gross profit, SG&A, etc.). For example, quantify the impact of price versus volume changes that contributed to the increase in revenues between periods, quantify the increased costs related to (i) labor and benefits and (ii) petroleum-based products and solid fuels that offset your increase in gross profit for Lime and Limestone operations. Please provide us with a draft of your proposed future disclosure in your response.

Financial Statements

Notes to Consolidated Financial Statements, page 38

Note 1 – Summary of Significant Accounting Policies, page 38

5. Please confirm in future Exchange Act filings you will revise to include your accounting policies related to the capitalization of mineral reserves and land and the determination of depletion. Please provide us with a draft of your proposed future disclosure in your response.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Raj Rajan at 202-551-3388 or Brian K. Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning the Engineering comments contact John Coleman, Mining Engineer at 202-551-3610.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining